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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                        AMERICAN FILM TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.002 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  026 038-30-7
       ------------------------------------------------------------------
                                 (CUSIP Number)

                              Robert E. Braun, Esq.
                      Jeffer, Mangels, Butler & Marmaro LLP
                      2121 Avenue of the Stars, 10th Floor
                          Los Angeles, California 90067
                                 (310) 203-8080
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 28, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 026 038-30-7             13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Gerald M. Wetzler
           ###-##-####
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                Not Applicable
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    United States
------------------------------------------------------------------------------

  NUMBER OF    |  7  |   SOLE VOTING POWER                  32,994,333(1)
   SHARES      |     |                                      Common Stock
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                None.
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER             32,994,333(1)
PERSON WITH    |     |                                      Common Stock
               |     |
               | 10  |   SHARED DISPOSITIVE POWER           None.
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          32,994,333(1)   Common Stock
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.3%
------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*
          IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) See the information contained in Item 5 of this Amendment No. 13.

                  This Amendment No. 13 (this "Amendment No. 13"), filed on behalf of Gerald M. Wetzler, a citizen of the United States, amends and supplements the statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on October 25, 1993 with respect to Mr. Wetzler's ownership of common stock, par value $.002 per share, of American Film Technologies, Inc. (the "Issuer"), as previously amended by twelve (12) separate amendments thereto, each filed with the Commission (as so previously amended, the "Schedule 13D"). Unless otherwise indicated, all information contained in the Schedule 13D shall not be invalidated by the filing of this Amendment No. 13 and shall remain as true and correct as of the date hereof with reference to the facts in existence as of the date the Schedule 13D or amendment containing such information was filed with the Commission.

Item 1.           Security and Issuer.

                  Securities:

                  Common Stock, $.002 par value ("Common Stock")

                  Options to Acquire Common Stock ("Options")
                  Please see Item 5

                  Issuer:  American Film Technologies, Inc.
                           300 Park Avenue, 17th Floor
                           New York, New York 10022

Item 2.           Identity and Background.

                  (a)      Gerald M. Wetzler
                  (b)      300 Park Avenue, 17th Floor, New York,
                           New York 10022
                  (c)      Investor
                           300 Park Avenue, 17th Floor
                           New York, New York 10022
                  (d) Mr. Wetzler has not, during the last five years, been convicted in a criminal proceeding.
                  (e) Mr. Wetzler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f)      Citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not Applicable.

Item 4.           Purpose of Transaction.

                  On or about April 7, 1997, and April 15, 1997, Mr. Wetzler disposed of 215,000 shares and 40,000 shares of common stock, respectively, by way of sales pursuant to Rule 144 of the Securities Act of 1933.

Item 5.           Interest in Securities of Issuer.

                  (a) 32,994,333 shares of Common Stock representing 34.3% of the Common Stock outstanding as of April 28, 1997.
                           Section 13(d) of the Securities Exchange Act of 1934, as amended ("Section 13(d)") only obligates Mr. Wetzler to report beneficial ownership as to those shares of Common Stock that he has the right to acquire within sixty (60) days.(1)

--------
1/ This includes 22,833,333 shares of common stock issuable upon the exercise of outstanding options, through June 28, 1997.

                  (b) Mr. Wetzler has sole voting and investment power over 32,994,333 shares of Common Stock.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Not applicable.

Item 7.           Material to be Filed as Exhibits.

                  None.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 28, 1997                              /s/ GERALD M. WETZLER
--------------                              ---------------------
Date                                        Gerald M. Wetzler